EXHIBIT 99.1

Molecular Partners Presents Positive Initial Data from First Four Dosing Cohorts of Ongoing Phase 1/2a Trial of MP0533 for Patients with Relapsed/Refractory AML and AML/MDS at ASH Annual Meeting

  Initial antitumor activity observed in early MP0533 dose-escalation cohorts, with a previously undisclosed complete response (CR) observed in dose range four, in addition to the previously reported responder in dose range three

  MP0533 monotherapy continues to demonstrate an acceptable safety profile across the first four dosing cohorts, with no dose-limiting toxicities observed

  Phase 1/2a trial remains ongoing with patients being enrolled in fifth of seven planned dose-escalation cohorts

ZURICH-SCHLIEREN, Switzerland and CONCORD, Mass., Dec. 10, 2023 (GLOBE NEWSWIRE) -- Ad hoc announcement pursuant to Art. 53 LR Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a new class of custom-built protein drugs known as DARPin therapeutics, today presented positive initial clinical data from its ongoing Phase 1/2a trial of MP0533, a novel tetra-specific T cell engager, in a poster at the 65th American Society of Hematology (ASH) Annual Meeting and Exposition. These data, which highlight encouraging initial safety and antitumor activity, expand upon those previously disclosed in the conference abstract.

“We are excited to share these initial data for MP0533, where we see antileukemic activity, already at these low doses, with a favorable safety profile. We look forward to the continuation of this study and evaluating the full potential of MP0533 for patients,” said Patrick Amstutz, CEO of Molecular Partners. “For the first time ever, a non-antibody-based T-cell engager shows clinical activity, opening the door for next-generation DARPin drugs, such as tetra-specifics and logic-gated molecules.”

As of the data cut-off (October 24, 2023), 11 patients had been enrolled in the first four dosing regimens (DR) of the ongoing Phase 1/2a trial of MP0533 monotherapy in patients with relapsed/refractory acute myeloid leukemia (AML) or myelodysplastic syndrome (MDS/AML). The trial enrollment remains on track with patients currently being treated in the fifth of seven dose-escalation cohorts planned.

MP0533 continues to demonstrate an acceptable safety profile across all four DRs studied. No dose-limiting toxicities (DLTs) were observed as of data cut-off, and all patients were able to receive their full dose of MP0533. The most frequently reported MP0533-related adverse events were infusion-related reactions and cytokine release syndrome (all Grade 1-2).

Two responders have been observed to date, including a patient achieving complete response (CR) in DR 4 and another patient with morphological leukemia-free state (MLFS) in DR 3 (initially identified as CRi at the time of abstract submission, data cutoff July 2023). These responses are particularly notable for having occurred at dose levels below those predicted for therapeutically relevant activity.

Details of the poster presenting these results from the ongoing Phase 1/2a trial of MP0533 at the 65th ASH Annual Meeting and Exposition can be found below. The poster will be made available on Molecular Partners’ website after the presentation. For more information on the trial, please visit clinicaltrials.gov (NCT05673057).

Session Name: 616. Acute Myeloid Leukemias: Investigational Therapies, Excluding Transplantation and Cellular Immunotherapies: Poster 2
Publication Number: 2921
Title: MP0533, a CD3-Engaging DARPin Targeting CD33, CD123, and CD70 in Patients with Relapsed/Refractory AML or MDS/AML: Preliminary Results of a Phase 1/2a Study
Session Location & Date: San Diego Convention Center, Halls G-H; Sunday, December 10, 2023
Presentation Time: 6:00–8:00 pm PT

About MP0533
MP0533 is a novel, avidity-driven, tetra-specific T cell-engaging, half-life extended, DARPin, which simultaneously targets the tumor-associated antigens CD33, CD123 and CD70 as well as the immune activator CD3 on T cells. MP0533’s affinity to each tumor-associated antigen is tuned to preferentially kill AML cells which commonly co-express at least two of these three target antigens whereas most healthy blood cells only express one or none. MP0533’s unique avidity-driven mode of action therefore enables targeted T cell-mediated killing of AML cells while preserving a therapeutic window that minimizes damage to healthy cells.

About DARPin Therapeutics
DARPin therapeutics are a new class of custom-built protein therapeutics based on natural binding proteins that open a new dimension of multi-functionality and multi-target specificity in drug design. A single DARPin candidate can engage more than five targets, and its flexible architecture and small size offer benefits over other currently available protein therapeutics. DARPin therapeutics have been clinically validated in different indications, and through to registration with the development of abicipar, a DARPin drug candidate for ophthalmologic indications. The DARPin platform is a fast and cost-effective drug discovery engine, producing drug candidates with optimized properties for development and very high production yields.

About Molecular Partners AG
Molecular Partners AG is a clinical-stage biotech company developing DARPin therapeutics, a new class of custom-built protein drugs designed to address challenges current modalities cannot. The Company has formed partnerships with leading pharmaceutical companies to advance DARPin therapeutics in the areas of oncology and infectious disease and has compounds in various stages of clinical and preclinical development across multiple therapeutic areas. www.molecularpartners.com; Find us on LinkedIn and X - @MolecularPrtnrs

For further details, please contact:
Seth Lewis, SVP Investor Relations & Strategy
Concord, Massachusetts, U.S.
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Laura Jeanbart, PhD, Head of Portfolio Management & Communications
Zurich-Schlieren, Switzerland
laura.jeanbart@molecularpartners.com
Tel: +41 44 575 19 35

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